UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

This report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

•	Registration Statement on Form F-3 (No. 333-234279) filed with the SEC on October 21, 2019;

•	Registration Statement on Form F-3 (No. 333-219569) filed with the SEC on July 28, 2017;

•	Registration Statement on Form F-3 (No. 333-206852) filed with the SEC on September 9, 2015;

•	Registration Statement on Form F-3 (No. 333-159218) initially filed with the SEC on May 13, 2009, as amended;

•	Registration Statement on Form F-3 (No. 333-111615) filed with the SEC on December 30, 2003;

•	Registration Statement on Form S-8 (No. 333-183007) initially filed with the SEC on August 2, 2012, as amended;

•	Registration Statement on Form S-8 (No. 333-134306) initially filed with the SEC on May 19, 2006, as amended;

•	Registration Statement on Form S-8 (No. 333-104062) filed with the SEC on March 27, 2003; and

•	Registration Statement on Form S-8 (No. 333-102860) filed with the SEC on January 31, 2003.

Reverse Share Split

Effective as of the open of business on July 1, 2020, Tsakos Energy Navigation Limited (the “Company”) effected a one-for-five reverse share split of its authorized common shares, the par value of which was correspondingly adjusted from $1.00 per common share to $5.00 per common share. The reverse share split was approved by shareholders at the Company’s Annual General Meeting of Shareholders held on May 28, 2020. The reverse share split affected all common shares, and reduced the number of authorized common shares from 175 million to 35 million and the number of outstanding common shares of the Company from 94,005,410 to 18,801,108. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold a fractional share of the Company’s common shares received a cash payment in lieu of such fractional share.

The other terms of the Company’s common shares were not affected by the reverse share split. The Company’s post-reverse split common shares have a new CUSIP number, G9108L 173, and continue to trade on the New York Stock Exchange under the symbol “TNP”.

The Company’s Bye-Laws have been annotated to reflect the reverse share split of the Company’s authorized common shares. A copy of the annotated Bye-Laws is attached hereto as Exhibit 1.1.

A copy of the new form of certificate for the Company’s post-reverse share split common shares is attached hereto as Exhibit 2.1.

EXHIBIT INDEX

1.1	Bye-laws of Tsakos Energy Navigation Limited

2.1	Form of Common Share Certificate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:     July 7, 2020

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ George Saroglou
George Saroglou
Chief Operating Officer

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